ALPINE SUMMIT ENERGY ANNOUNCES CLOSING OF REVERSE TAKEOVER TRANSACTION

Nashville, Tennessee and Vancouver, British Columbia - September 7, 2021 (Newsfile Corp.) - Alpine Summit Energy Partners, Inc. ("Alpine Summit" or the "Company") is pleased to announce the successful closing of its previously announced reverse takeover ("RTO") of Red Pine Petroleum Ltd. ("Red Pine") by HB2 Origination, LLC ("Origination").

In connection with the RTO transaction, Red Pine changed its name to "Alpine Summit Energy Partners, Inc.", consolidated its outstanding common shares on a 625.5882 for one basis and re‐designated such shares as subordinate voting shares (the "Subordinate Voting Shares") and created two new classes of multiple voting shares ("Multiple Voting Shares") and proportionate voting shares ("Proportionate Voting Shares"), and certain of the outstanding membership units of HB2 Origination, LLC were exchanged for shares of Alpine Summit. The Company now focuses on the business of HB2 Origination, LLC, which includes development in the hydrocarbon‐rich Austin Chalk and Eagle Ford formations in Texas, United States.

As previously announced, the Company closed an upsized private placement of subscription receipts for aggregate gross proceeds of approximately C$7.5 million through a special purpose financing vehicle on August 18, 2021. In connection with the RTO, such subscription receipts were indirectly exchanged for Subordinate Voting Shares and Multiple Voting Shares of the Company.

"We see a tremendous opportunity set in front of us and look forward to continuing to execute on our business plan," said Craig Perry, Chief Executive Officer of the Company.

Commencement of Trading

On August 31, 2021, the Company received the conditional approval from the TSX Venture Exchange ("TSXV") for the listing of the Subordinate Voting Shares that resulted from the closing of the RTO. The Company expects to commence trading on the TSXV in U.S. dollars under the symbol "ALPS.U" shortly after satisfying the remaining conditions, which could be as soon as September 10, 2021.

The Company currently has 2,123,781 outstanding Subordinate Voting Shares, 314,454.83 Multiple Voting Shares convertible into 31,445,483 additional Subordinate Voting Shares, and 15,947.292 Proportionate Voting Shares convertible into 15,947 additional Subordinate Voting Shares. On a fully converted and exchanged basis (including the non‐exchanging holders of units of Origination), there would be a total of 49,753,633 Subordinate Voting Shares outstanding. Pursuant to the policies of the TSXV, an aggregate of 57,965.67 Multiple Voting Shares and 15,947.292 Proportionate Voting Shares are held in escrow pursuant to TSXV escrow agreements, as further described in the Listing Application (as defined below).

New Board and Management

Following the RTO, the leadership team of the Company is as follows:

  Craig Perry - Chief Executive Officer and Chairman of the Board
  Darren Moulds - Chief Financial Officer
  Michael McCoy - Chief Operating Officer
  William Wicker - Chief Investment Officer
  Chrystie Holmstrom - Chief Legal Officer and Corporate Secretary
  Reagan Brown - Chief Administrative Officer

  Agenia Clark - Director
  Porter Collins - Director
  Stephen Schaefer - Director
  Darren Tangen - Director

Additional information related to the Company's business, capitalization and the RTO (including the members of the management team and board of directors listed above) is set forth in the Company's listing application (the "Listing Application") prepared in accordance with the policies of the TSXV, which is available under the Company's profile on SEDAR at www.sedar.com.

Investor Relations and Market‐Making Disclosure

As disclosed in the Listing Application, the Company retained Hybrid Financial Ltd. ("Hybrid") to provide marketing services. Hybrid has been engaged by the Company for an initial period of six months starting on May 1, 2021, which engagement shall be renewed automatically for successive three month periods, unless terminated by the Company in accordance with the terms of the agreement. Hybrid will be paid a one‐time fee of $30,000 for its services and a monthly fee of $15,000, plus applicable taxes. The service provided by Hybrid is a database of Registered Financial Professionals in North America. Hybrid is not promoting the specific purchase or sale of securities. It provides its database, technology, and call center services directly to the Company to enable it to disseminate its information to Financial Professionals only.

The Company has also entered into a market‐making services agreement with Independent Trading Group (ITG), Inc. ("ITG") in connection with ITG providing certain market making services for providing liquidity and stability to the Subordinate Voting Shares. In consideration for such services, the Company will pay a monthly fee in the amount of $5,000. The agreement is for an initial term of three months and automatically renewed for one‐month periods thereafter, unless terminated by either party on 30 days' prior written notice.

Each of Hybrid and ITG and its respective representatives is arm's length from the Company. Further, neither Hybrid nor ITG, nor any of their respective representatives has an interest in the Company or its securities or any right or intent to acquire such an interest.

Early Warning Disclosure

HB2 Energy, Inc., a company affiliated with and controlled by Mr. Craig Perry, the Chairman and Chief Executive Officer of the Company, will file an early warning report in accordance with National Instrument 62‐104 - Take‐Over Bids and Issuer Bids and National Instrument 62‐103 - The Early Warning System and Related Take‐Over Bid and Insider Reporting Issues related to the acquisition of 15,947.292 Proportionate Voting Shares in connection with the closing of the RTO (the "Closing").

Immediately prior to the Closing, Mr. Perry did not, directly or indirectly, hold any shares of the Company. Immediately following the Closing, he holds, indirectly, an aggregate of 15,947.292 Proportionate Voting Shares (representing 100% of the issued and outstanding Proportionate Voting Shares and, if converted into Subordinate Voting Shares, assuming the conversion of all Proportionate Voting Shares and Multiple Voting Shares, 0.05% of then outstanding Subordinate Voting Shares). Each Proportionate Voting Share is entitled to 1,000 votes at any meeting of the shareholders of the Company (except a meeting at which only holders of another particular class or series of shares of the Company will have the right to vote). Accordingly, the Proportionate Voting Shares held by Mr. Perry immediately following the Closing will carry approximately 32.21% of the aggregate voting rights of the Company on an as‐converted basis. The shares held by Mr. Perry are for investment purposes, and are subject to an escrow time based release schedule, as more particularly described in the Listing Application. Mr. Perry currently has no plans or intentions that relate to, or would result in, any of the actions requiring disclosure under the early warning reporting provisions of applicable securities laws. In accordance with applicable securities laws, Mr. Perry may, from time to time and at any time, directly or indirectly, acquire additional shares and/or other equity, debt or other securities or instruments of the Company in the open market or otherwise, and reserves the right to dispose of any or all of such securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to such securities, the whole depending on market conditions, the business and prospects of the Company and other relevant factors, subject to applicable escrow restrictions. A copy of the early warning report will be filed by HB2 Energy, Inc. under the Company's profile on SEDAR at www.sedar.com.

About Alpine Summit Energy Partners, Inc.

Alpine Summit is a US based company that operates oil and gas assets in the Austin Chalk and Eagle Ford formations in the Giddings Field near Austin, Texas. For additional information on the Company, please visit www.alpinesummitenergy.com.

Further Information

For further information, please contact:

Alpine Summit Energy Partners, Inc.

Chris Nilan, Senior Managing Director

Phone: 615.475.8320

Email: ir@ae‐cap.com

Darren Moulds, Chief Financial Officer

Phone: 403.390.9260

Email: dmoulds@ae‐cap.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward‐Looking Information and Statements

This news release contains certain "forward‐looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward‐looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward‐looking information and forward‐looking statements are not representative of historical facts or information or current condition, but instead represent only Alpine Summit's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Alpine Summit's control. Generally, such forward‐looking information or forward‐looking statements can be identified by the use of forward‐ looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or the negative or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward‐looking information and forward‐looking statements contained herein may include, but are not limited to, information concerning the expected listing and trading on the TSXV, Alpine Summit's strategic plans and the intentions of those subject to early warning disclosure requirements.

By identifying such information and statements in this manner, Alpine Summit is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Alpine Summit to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward‐looking information and forward‐looking statements contained in this news release, Alpine Summit has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward‐looking information and statements are the following: the ability to satisfy the listing requirements of the TSXV; the potential impact of the consummation of the RTO on relationships, including with regulatory bodies, employees, suppliers, contractors and competitors; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward‐looking information or statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Alpine Summit believes that the assumptions and factors used in preparing, and the expectations contained in, the forward‐looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward‐looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward‐looking information and forward‐looking statements contained in this news release are made as of the date of this news release, and Alpine Summit does not undertake to update any forward‐looking information and/or forward‐looking statements that are contained or referenced herein, except in accordance with applicable securities laws.